Exhibit 99.1

THE BUSINESS OF GAMING

Q1 2021

EnthusiastGaming

Enthusiast Gaming Holdings Inc.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis
For the Three Months Ended March 31, 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.) (the “Company” or “Enthusiast Gaming”, or when referenced prior to August 30, 2019, “J55”). The following information should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021, and the notes to those unaudited consolidated financial statements, all of which are available on Enthusiast Gaming’s issuer profile on SEDAR at www.sedar.com.

The date of this management’s discussion and analysis (“MD&A”) is May 11, 2021. Unless otherwise indicated, all financial data in this MD&A has been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting. Condensed consolidated interim financial statements do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2020 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee. All dollar amounts are stated in Canadian Dollars unless otherwise indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation (“forward-looking information”). Such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below and as detailed under “risks and uncertainties” in this MD&A.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein is given as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

NON-GAAP MEASURES

There are measures included in this MD&A that do not have a standardized meaning under generally accepted accounting principles (GAAP) and therefore may not be comparable to similarly-titled measures and metrics presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In particular, “working capital” is a non-GAAP measure. Enthusiast Gaming includes this measure because it believes certain investors use this measure and metric as a means of assessing financial performance and that such measure highlight trends in the Company’s financial performance that may not otherwise be apparent when one relies solely on GAAP measures.

The non-GAAP measure presented in the MD&A is “Working capital”, which refers to current assets minus current liabilities.

Non-GAAP measures should not be considered in isolation or as a substitute for revenue, net income, cash flows generated by operating, investing or financing activities, or other financial statement data presented in accordance with GAAP, and may not be comparable to similarly titled measures used by other companies.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis
For the Three Months Ended March 31, 2021

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC.

Enthusiast Gaming is building the largest media platform for video game and esports fans to connect and engage worldwide. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience. This vertically integrated media platform engages a diverse, youthful and affluent audience who are watching, reading and consuming gaming content. Over 70%1 of Enthusiast Gaming’s audience is comprised of Gen Zs and Millennials who rely on the Enthusiast Gaming platform to learn, engage, communicate, create, and share gaming related content.

Between its online digital media properties, its network of partner websites and video channels, its video gaming expo, and its esports organization (Luminosity Gaming), the Company engages approximately 300 million gaming enthusiasts worldwide monthly. The Company is a publicly traded company listed on the Toronto Stock Exchange (“TSX”) and Nasdaq Global Select Market (“NASDAQ”)under the symbol “EGLX”. The Company commenced trading on the TSX on January 27, 2020, following a graduation from the TSX Venture Exchange (the “TSXV”). The Company commenced trading on NASDAQ on April 21, 2021 following its filing of a Registration Statement on Form 40-F with the United States Securities and Exchange Commission (“SEC”). Enthusiast Gaming maintains its registered office at 510 West Georgia Street, Suite 1800, Vancouver, British Columbia, V6B 0M3 and its executive office at 90 Eglinton Avenue East, Suite 805, Toronto, Ontario, M4P 2Y3.

J55 was incorporated under the Business Corporation Act (British Columbia) on June 27, 2018 and upon incorporation was classified as a Capital Pool Company, as defined in Policy 2.4 of the TSXV.

On August 30, 2019, J55 completed a Qualifying Transaction (as defined by the policies of the TSXV) with Aquilini GameCo Inc. (“GameCo”) in accordance with an amalgamation agreement dated May 30, 2019, pursuant to which J55 acquired all of the issued and outstanding securities of GameCo in exchange for identical securities of J55 on a one-for-one basis (the “Amalgamation”). The Amalgamation is considered a related party transaction due to J55 and GameCo having common directors.

Although the Amalgamation resulted in GameCo becoming a wholly-owned subsidiary of J55, the transaction constitutes a reverse acquisition of J55 by GameCo in-as-much as the former shareholders of GameCo received 95.3%, on a non-diluted basis, of the issued and outstanding common shares of the resulting corporation. For accounting purposes, GameCo is considered the acquirer and J55 the acquiree. Accordingly, the consolidated financial statements are a continuation of the financial statements of GameCo and references to the “Company” will mean the consolidated entity subsequent to the date of the Amalgamation and to GameCo prior to that date.

On August 27, 2019, GameCo completed an acquisition of Luminosity Gaming Inc. (“Luminosity Gaming”) and Luminosity Gaming (USA), LLC (“Luminosity USA”, which together with Luminosity Gaming, is herein referred to as “Luminosity”) (the “Acquisition”). The Acquisition was completed in accordance with a share purchase agreement dated February 14, 2019 (the “SPA”), between GameCo, Luminosity, and Stephen Maida (founder and sole shareholder of Luminosity), pursuant to which GameCo agreed to acquire Luminosity in exchange for: (i) $1,500,000 in cash, payable on the closing date; (ii) 7,500,000 common shares in the capital of the GameCo, issuable on the closing date and subject to certain escrow conditions; and (iii) a promissory note, issuable on the closing date, with a principal value of $2,000,000, maturing on the completion of the of the Amalgamation. The Acquisition is accounted for in accordance with IFRS 3, Business Combinations (“IFRS 3”), as the operations of Luminosity constitute a business.

1 Calculated based on data provided by Comscore as of January 2021.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC. (Continued)

On August 30, 2019, following the closing of the Amalgamation, the Company completed a plan of arrangement with Enthusiast Gaming Properties Inc. (formerly Enthusiast Gaming Holdings Inc.) (“Enthusiast Properties”) in accordance with an arrangement agreement between J55, GameCo, and Enthusiast Properties, dated May 30, 2019 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement the Company acquired all of the outstanding common shares of Enthusiast Properties in exchange for common shares of the Company on the basis of 4.22 common shares for each one Enthusiast Properties common share (the “Arrangement” or the “POA”). All options and warrants of Enthusiast Properties were exchanged on the same basis, with all other terms of the options or warrants remaining the same. The Arrangement is accounted for in accordance with IFRS 3, as the operations of Enthusiast Properties constitute a business.

Upon the completion of the transactions described above, Enthusiast Gaming Holdings Inc. changed its name to Enthusiast Gaming Properties Inc., and J55 Capital Corp. changed its name to Enthusiast Gaming Holdings Inc.

On October 3, 2019, the Company, through its wholly-owned subsidiary, Enthusiast Properties, acquired Steel Media Limited (“Steel Media”) pursuant to a share purchase agreement dated September 17, 2019 (the “Steel SPA”). Pursuant to the terms of the Steel SPA, the Company has agreed to (i) a cash payment of approximately USD $2,969,000, of which USD $1,968,536 was paid on closing (USD $1,000,000 plus cash on hand) with the balance to be paid on the first anniversary of the date of closing and (ii) issuance of approximately USD $488,000 worth of common shares, which resulted in 304,147 shares being issued at a deemed price of $2.14 per share on closing. In addition, the Company has agreed to an earn-out payment of up to USD $500,000 based on the performance of Steel Media. All common shares issued in connection with the transaction are subject to a 12 month hold period from the date of issuance. The Steel SPA is accounted for in accordance with IFRS 3, as the operations of Steel Media constitute a business.

On August 30, 2020, the Company acquired all of the issued and outstanding shares of Omnia Media Inc. (“Omnia”) from Blue Ant Media Solutions Inc. (“Blue Ant”) pursuant to a share purchase agreement dated August 6, 2020 (the “Omnia SPA”). Pursuant to the terms of the Omnia SPA, Blue Any will receive (i) a cash payment of $11,000,000, subject to a customary working capital adjustment and holdbacks, (ii) 18,250,000 common shares of the Company which are subject to resale restrictions of: 50% after 180 days; 25% after 270 days; and 25% after 360 days, and (iii) a vendor-take-back loan with a face value of $5,750,000, which will bear interest at 9% per annum, compounded annually and payable at maturity, and carries a maturity of 36 months from the acquisition date. The Omnia SPA is accounted for in accordance with IFRS 3 as the operations of Omnia constitute a business.

Enthusiast Gaming has appointed Robb Chase, chief financial officer of Blue Ant, to serve on its board of directors pursuant to a nomination rights agreement entered into in connection with the Omnia acquisition. The nomination rights agreement entitles Blue Ant to nominate a director to the board of directors of Enthusiast Gaming until Blue Ant ceases to hold either (i) at least 75% of the Share Consideration or (ii) 10% of the issued and outstanding Common Shares.

In connection with the closing of the Omnia acquisition, on August 31, 2020 Enthusiast Gaming completed a share offering issuing 11,500,000 common shares at a price of $1.50 per offered share, for gross proceeds of $17,250,000, which includes the offered shares issued pursuant to the fully exercised over-allotment option. The share offering was underwritten by Canaccord Genuity Corp., as sole book runner and co-lead underwriter, with Paradigm Capital Inc., acting as co-lead and Haywood Securities Inc., acting a co-manager. The net proceeds of the offering being $15,609,257 were used to fund in part the Omnia SPA, certain cost related to the Omnia SPA and for general corporate purposes.

The Amalgamation, Acquisition, Arrangement, Steel SPA and Omnia SPA are collectively called the “Mergers and Acquisitions” in the consolidated financial statements for the year ended December 31 , 2020. For information relating to the accounting of the Acquisition, Amalgamation, Arrangement, Steel SPA and Omnia SPA, see Note 5 of the consolidated financial statements for the year ended December 31, 2020.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis
For the Three Months Ended March 31, 2021

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC. (Continued)

Business Overview of Omnia

Omnia’s principal business activities include the creation, distribution, and exploitation of owned and talent-produced gaming-related video content, as well as the representation and management of underlying talent. Omnia generates advertising revenue from its External Talent Network, its Owned and Operated Content, as well as through Direct Brand Sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers. Omnia has three main operating activities:

1.	The External Talent Network relates to the distribution of talent-produced video content on YouTube, where such content is primarily monetized through Google AdSense as well as other platforms such as Snapchat and Facebook and other OTT (over-the-top) and AVOD (advertising-based video on demand) services;

2.	Owned & Operated Content relates to the creation, distribution and exploitation of video content for owned channels on YouTube and other social media platforms; and

3.	Direct Sales relates to contracting directly with consumer brands to produce custom content and is typically supplemented with paid media for customer activations.

Omnia produces and programs over 30 weekly shows across AVOD and OTT channels and represents over 500 gaming influencers across YouTube and Twitch. Its distribution network reaches over 90 million unique viewers and has a significant U.S. market inventory of over 1,000 channels, over 600 million subscribers and generated over 31 billion total video views in 2020.

Omnia’s main assets include short form video content, podcasts, and brands related to the Owned & Operated Content brands and channels. These include BCC Gaming, Arcade Cloud, GTA Today, The Squad, AC News, The Countdown, Wisecrack, and Best Cod Clips.

BUSINESS PRODUCTS AND SERVICES

Enthusiast Gaming deploys its products and services as a single reportable segment in the digital media and entertainment industry. Enthusiast Gaming’s products and services fall into three principal pillars, which consist of Media and Content, Esports and Entertainment, and Subscription.

Media and Content

Enthusiast Gaming’s media and content revenue stream is comprised of over 100 websites that are wholly owned or exclusively monetized by the Company and contain news, reviews, videos, live streams, blog posts, tips, chats, message boards, and other video-gaming related content. Central to Enthusiast Gaming’s ability to create valuable advertising space that can be sold on its websites and video channels (referred to as “Inventory”) is the ability to both develop content rich digital media and foster the interaction and contributions of its users to its digital media properties. Enthusiast Gaming possesses a network of full and part-time content developers to ensure regular, interesting updates are made across its digital media properties to reflect the newest developments in the world of video games, in the form of videos, articles, blog posts, and other content.

The gaming community is drawn to different aspects and forms of content on Enthusiast Gaming’s network of websites. Part of Enthusiast Gaming’s strategy is to acquire profitable video gaming websites and video properties with differentiating content from its then current portfolio, providing valuable, relevant content for any gaming enthusiast. Some of the different types of content includes: long form, short form, and documentary styles of content.

Another prevalent aspect of the media content on Enthusiast Gaming’s sites or video properties may be referred to as “video game journalism”, an aspect of the video gaming industry whereby individuals will review, critique, and provide commentary on new and old video games, particular aspects of video games, upgrades, new hardware platforms, and other aspects of video games.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

BUSINESS PRODUCTS AND SERVICES

(Continued) Media and Content (Continued)

Omnia owns content brands that matter to fans who love gaming and pop culture including BBC Gaming, Arcade Cloud and Wisecrack. BCC Gaming is a leading Fortnite community channel with more than 10 million subscribers on YouTube and nearly 2 million followers on Instagram attracting more than 25 million unique viewers a month.2 Arcade Cloud is a gaming channel featuring original animations. Wisecrack is a collective of comedians, academics, filmmakers, and artists. Omnia generates advertising revenue from its external talent network, its owned and operated content, as well as through direct brand sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers.

For any publishing company, the key mission is to build a dedicated following of engaged visitors and brands are looking for high levels of engagement within a target market to run successful advertising campaigns. Enthusiast Gaming has amassed a platform of engaged, lifestyle gamers that has become a leading advertising platform for brands targeting the gamer demographic. Enthusiast Gaming’s web platform generates over two billion page views per quarter, and it’s video platform, operated by Omnia, generates over seven billion video views per quarter. Each of these views produces Inventory available for sale. The majority of Enthusiast Gaming’s media and content revenue is driven by programmatic advertising across the platform. Enthusiast Gaming has built out a direct sales team to foster key relationships and drive revenue. The direct sales team is also responsible for developing long term clients looking for integrated advertising solutions across Enthusiast Gaming’s brands.

Programmatic Media Value Chain

The programmatic media value chain consists of various industry players seeking to facilitate optimal purchasing of advertising from targeted publishers. Importantly, both the supply side (websites or video properties with ad space) and the demand side (brands and/or advertisers seeking ad space) have their own respective options when it comes to platforms. Supply Side Platforms (“SSPs”) and Display Side Platforms (“DSPs”) have been created in order to streamline publishing and ad-buying processes. Companies strategically use both SSPs and DSPs to facilitate optimal purchasing of advertising from targeted publishers.

A common advertising spending metric utilized in the digital publishing industry, is known as “Cost Per Thousand” (“CPM”) impressions.

CPM and other relevant metrics, allow SSPs and DSPs to navigate on a common basis whereby a more targeted marketing campaign will typically demand a higher CPM given that each ad impression can justifiably be worth more to the advertiser.

Should an advertiser or publisher decide to investigate one step deeper into the efficiency of its campaign, the metric of “Click Through Rate” serves as a percentage of people who saw the ad and subsequently clicked on it. Other methods of negotiating digital advertising and publishing transactions utilize “Cost Per Click”, wherein the advertiser pays on a per-click basis, or alternatively can pay on a more joint venture / commission basis sometimes referred to as “Cost Per Acquisition”.

Companies tend to utilize Effective Cost Per Thousand (“eCPM”) impressions in order to compare various advertising mechanisms and campaigns on a leveled basis. Essentially, eCPM inputs the earnings obtained via a certain campaign, divided by the number of actual impressions delivered. This results in a cost per impression, such that when multiplied by 1,000, will deliver an approximation for the eCPM.

2 Based on YouTube analytics reports and publicly available YouTube channel profiles as of April 2021.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

BUSINESS PRODUCTS AND SERVICES

(Continued) Media and Content (Continued)

Sale of Inventory

The digital media advertising revenue stream of Enthusiast Gaming’s business flows from the digital media publishing revenue stream. With content-rich digital media properties drawing billions of monthly page and video views, Enthusiast Gaming is able to sell valuable Inventory on its digital media properties. In addition to selling its own Inventory, Enthusiast Gaming acts as a representative for the sale of third-party Inventory on websites and video properties and applications that also host similarly themed content. By combining the Inventory in its own network with third-party Inventory, and in some instances, acting as an exclusive provider of advertising to third parties, Enthusiast Gaming gets access to exclusive ad auctions and sales opportunities through which it is able to command higher advertising revenues and negotiate favourable profit-sharing arrangements.

Online advertising revenue is determined by a number of metrics. Advertising revenues may factor in the number of individuals who view particular web pages or video properties in Enthusiast Gaming’s network of digital media properties, how often the web pages or videos are viewed, and how much time a user spends on a website or video property during each visit. Revenue can be accorded based on the number of advertising impressions, the “Click Through Rate”, and the rate at which advertisements lead to sales. The functioning of the advertisements themselves can have a significant effect on achieving key advertising metrics.

Enthusiast Gaming developed proprietary optimization tools which it utilizes to sell ads on. As opposed to the historical process of using humans to negotiate the purchase and sale of ad space, the optimization tool allows Enthusiast Gaming to set strategic parameters for the sale of Inventory in real time auctions that occur in milliseconds and are all executed by computer programs. Additionally, the programmatic optimization tools enable Enthusiast Gaming to target specific advertisers at specific times in order to receive the highest value for its Inventory.

The Inventory or advertising space can be found in a variety of locations throughout the websites and video properties. New advertising impressions are generally created when a user opens a website or navigates to a different page, or when they watch a video. They can take on the form of pre-roll video advertisements, banner advertisements, ad-words, “skins” or background advertisements, in-application ads, or other forms of ad units as may be applicable to the respective property.

Enthusiast Gaming derives part of its total revenue from direct advertising campaigns. When a client opts for a direct campaign, Enthusiast Gaming will prepare a marketing plan with the client, consisting of the length of the campaign and set parameters which will define how the ad will be displayed such as, specific countries where the ad will be displayed, on desktop or mobile, whether the ad will click through to another site, etc. Additionally, depending on the campaign, Enthusiast Gaming may guarantee a certain amount of impressions or “Click Through Rate”.

A large majority of Enthusiast Gaming’s revenue is derived from the sales of ad inventory on its network of digital media properties. Enthusiast Gaming has steadily grown its network of digital media properties and has experienced a corresponding growth in revenue. Due to the steady growth, the fluctuation of spending in the advertising industry has not been obvious from Enthusiast Gaming’s operating results. Ad inventory derives its value from a number of factors, including supply and demand. In preparation for retail-oriented holidays, retail sector advertisers may increase their advertising budgets, thus reducing the availability of ad inventory and increasing its value. Similarly, advertisers in the technology industry may correlate their ad campaigns to the launch of new products.

Online advertisements can be sold in a variety of ways. Enthusiast Gaming enters into agreements with online advertising exchanges, through which advertisers will bid on space and time in Enthusiast Gaming Inventory and the Inventory of companies Enthusiast Gaming represents.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

BUSINESS PRODUCTS AND SERVICES (Continued)

Media and Content (Continued)

Under its affiliate agreements, Enthusiast Gaming provides advertising sales as a third party representative, to digital media publishers. Generally, Enthusiast Gaming will receive the right to market and sell all available advertising space within the digital media publisher’s website or video property for the duration of the agreement. In exchange for the opportunity to monetize the digital media publisher’s property, Enthusiast Gaming will compensate the digital media publisher, either in the form of fixed monthly payments subject to page views, or a percentage of ad revenue, or a combination of the two.

The advertising technology space is ever evolving, but like most industries, the race tends to be toward optimal efficiency. Enthusiast Gaming therefore believes, as do many industry experts, that original content production, curation, and publishing will continue to thrive and generate more value given its importance to target consumers. Conversely, as better efficiency is pursued, middle-firms currently exacting fees in between advertisers and publishers, should see their gross revenues and margins decline. Large advertisers are interested in widely distributed publishers like Enthusiast Gaming, and firms in between will become more secondary.

Esports and Entertainment

The Company’s esports division, Luminosity Gaming, is a professional esports organization based in Toronto, Canada. It currently has fully-owned teams competing in Fortnite, Super Smash Bros., Valorant, and Madden NFL. Luminosity Gaming’s teams compete globally and Luminosity positions itself as a significant contender at the highest level of competition in all games in which it fields teams. In addition to its competitive esports teams, Luminosity also has teams of content creators on YouTube, Twitch, and TikTok.

The Company holds a non-controlling interest in the Vancouver Titans of the Overwatch League and the Seattle Surge of the Call of Duty® esports league. Enthusiast Gaming manages the Vancouver Titans and the Seattle Surge.

Enthusiast Gaming’s enterprise is made up of interrelated operations intended to derive revenue from assets acquired by Enthusiast Gaming across the esports value chain. Enthusiast Gaming leverages its esports operations to build content and develop an audience and fan base to facilitate merchandising and subscriptions, pursuant to direct sponsorships, endorsement deals, product placement deals, advertising sales and advertising.

The branding of Enthusiast Gaming and Luminosity Gaming is particularly important to its marketing initiatives and its ability to gain traction in the industry and engage marketing partners such as sponsors. The outcome of any contest, competition, or tournament for the teams and players that Enthusiast Gaming intends to manage and provide services to may affect the ability for Enthusiast Gaming to strengthen its brand. Enthusiast Gaming believes its business depends on identifiable intangible properties such as brand names.

Esports entities that rely on marketing initiatives as a source of revenue will need to have a large following in order to enable marketing partners to generate revenue by leveraging this following. To that end, Enthusiast Gaming has retained a management team that has business acumen, sports and entertainment experience and industry connections. Enthusiast Gaming leverages its direct sales team to not only sell advertising inventory, but to also sell sponsorships for its esports assets.

Enthusiast Properties started organizing live events in 2014 by way of meet ups at a local pub in Toronto to engage the gaming community through personal interactions. As the meet ups continued to grow in popularity and size, the venues also grew to accommodate the increase in numbers. These small meet ups quickly escalated to a university, and then eventually, to an exhibition hall. Over the years, these meet ups graduated into EGLX.

In 2018, approximately 55,000 people attended two EGLX events and the Company continues to explore opportunities to grow its entertainment division to coincide with the significant growth of its platform online. Following the success of the two events in 2018, EGLX 2019 was brought back to the Metro Toronto Convention Centre with double the floor space. The 2019 EGLX had in excess of 30,000 attendees and featured over 150 exhibitors, panels, cosplay, free play, the Artist Alley, an Indie Corner and a Family Zone.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

BUSINESS PRODUCTS AND SERVICES (Continued)

Esports and Entertainment (Continued)

In November 2020 the Company held a virtual version of EGLX, which was live streamed from November 10-13, 2020 on eglx.com and on Twitch at twitch.tv/lgloyal. Supported by key sponsors, including SpiderTech, G FUEL and TikTok, the event featured world premieres, unique performances, and a number of gaming competitions. Featured talent and performances include: Muselk (9.48M subscribers), NickEh30 (5.4M subscribers), Fresh (6.66M subscribers), Anomaly (2.92M subscribers, XQC (1.13M subscribers), NFL superstars Richard Sherman and Darius Slay, and musicians ZHU and Goldlink.

The Company’s entertainment division is also the operator of over 25 video game networking events across 11 countries, including key markets such as the US and UK. The Company is an industry leader in B2B and consumer mobile gaming events. It owns and operates numerous successful networking events around the world with 15,000 registered industry attendees and key sponsors and partners. As part of its B2B events, the Company hosts Pocket Gamer Party, Top 50 Developer Guide, Mobile Mixers, the Mobile Games Awards, and a feature event, Pocket Gamer Connects, the largest B2B mobile games conference series, with both virtual events and live events in locations such as London, San Francisco, Helsinki and Seattle.

Subscription

The Sims Resource (“TSR”) is one of the world’s largest networks of female gamers, and was recently ranked #7 on Quantcast’s Top 25 websites with the highest concentration of female audience in the United States (behind Oprah.com and Bravotv.com).

TSR operates on a subscription-based model and has a current subscriber base of approximately 145,000 monthly subscribers. TSR’s subscribers pay on average approximately USD$4 per month to access its VIP features.

In 2020 the Company launched similar subscription-based models on two owned and operated web properties, Escapist Magazine and Siliconera. The Company plans to continue to expand its subscription offerings across its networks of web and video properties.

GROWTH STRATEGIES

Enthusiast Gaming has a complementary organic and M&A growth strategy. M&A continues to be an important growth lever, having helped the Company grow and serve 300 million monthly active viewers. The Company believes it has a clear path to further monetize the viewership base through multiple organic growth initiatives including: optimizing CPMs, increasing direct sales, growing subscribers, and licensing content.

Optimize CPMs

Enthusiast Gaming is focused on utilizing programmatic optimization tools to target specific viewers and delivering high value advertising. The Company built its adtech and programmatic optimization platform, through internally developed technology and third-party software. Enthusiast Gaming continues to enter into new supply side platform (“SSP”) relationships that contribute to increased sell through rates and revenue performance. The Company also invests in new adtech tools and expertise and expects to be able to achieve further revenue optimization on the Company’s web platforms.

Increase Direct Sales

Selling high-impact advertising inventory directly to brands creates additional margin accretion as marketers are charged a higher price than traditional programmatic sales. Direct Selling specifically relates to contracting directly with brands to produce custom content and campaigns and is typically supplemented with paid media for customer activations. Direct sales included in Media and Content for Q1 2021 was $2.2 million as compared to approximately $0.1 million in Q1 2020. Enthusiast Gaming’s direct sales efforts began in Q1 2020 and continues to see increased success with larger client activations. The Company now has advertising sales and fulfillment professionals in New York, Los Angeles, Chicago, Toronto, and London.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

GROWTH STRATEGIES (Continued)

Grow Subscribers

The Company has more than doubled the number of paid subscribers for its web properties from approximately 61,000 in March 2019 to approximately 135,000 in March 2021. Enthusiast Gaming continues to look for new subscription opportunities and are in the early stages of developing an Enthusiast Gaming platform wide subscription model available to web, video, and esports audiences of the Company. The proposed acquisition of Tabwire relates directly to these initiatives (see Subsequent Events).

Content Licensing

The Company is pursuing opportunities to license its library of content and owned & operated brands to distributors. Enthusiast Gaming already has established partnerships with TikTok, Samsung, and Snapchat.

Strategic Acquisitions

The Company’s growth is enhanced by a targeted acquisition strategy. Enthusiast Gaming (including Enthusiast Properties prior to the Arrangement) has successfully acquired or made significant investments in and integrated 16 companies. Enthusiast Gaming’s proven track record has amplified the business and is seen as the consolidator of choice. The Company continues to be disciplined in pursuing value-enhancing, highly-strategic acquisitions. There remain a significant number of independent gaming web and video properties that can benefit from Enthusiast Gaming’s viewership base, data and analytics platform, and CPM optimization strategy. Management maintains regular dialogue with these entities resulting in a strong M&A pipeline of highly accretive targets.

MARKET

Gaming Market

The robust global gaming market is rapidly expanding and represents one of the fastest growing segments within the broader media and entertainment ecosystem. Due to, among other things, increased engagement, technology adoption and shared experiences the global gaming market reached USD$175 billion in 2020.3 According to Newzoo, the industry is expected to grow to USD$218 billion by 2023.4 The proliferation of high speed internet, accessible technology, and publishers using enhanced live operations and other tools have further accelerated the gaming market. Gaming has amassed a diverse audience who rely on the industry as a form of entertainment and social connection. Increasingly, younger generations are immersing themselves in gaming ecosystems and now choose gaming as their primary form of entertainment.

Today, there are 2.7 billion global gamers, who engage with interactive entertainment using three platforms: console, PC and mobile, according to Newzoo.5 It is expected that gamers will surpass 3 billion by 2023 as smartphone penetration increases globally.6 Enhanced technology and high-fidelity content has allowed live concerts, movie screenings and birthday parties to take place within gaming ecosystems driving further engagement and excitement among young and old.

The industry is still in its early innings as developers and publishers continue to create new content, with better monetization and communication capabilities. Additionally, technology companies are fueling the rise of gaming by enhancing content through better platforms i.e., larger mobile phones, new consoles and cloud gaming, which allow gamers to play anytime, anywhere using any platform. As the industry continues to grow, dedicated fans are engaging with gaming related content

[3]	Based on Newzoo’s 2018 - 2023 Global Gaming Market Forecast and an article published by Newzoo on March 3 2021 titled “Hypercasual Games Introduced Millions of Consumers to the World of Gaming: What’s Next?”
[4]	Based on an article published by Newzoo on November 4 2020 titled “Global Game Revenues Up an Extra $15 Billion This Year as Engagement Skyrockets”.
[5]	Based on an article published by Newzoo on May 8 2020 titled “The World’s 2.7 Billion Gamers Will Spend $159.3 Billion on Games in 2020; The Market Will Surpass $200 Billion by 2023”.
[6]	Based on an article published by Newzoo on June 25 2020 titled “Three Billion Players by 2023 Engagement and Revenues Continue to Thrive Across the Global Games Market”.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

even after they put their devices down. Video games have led to the rise of esports, streaming, dedicated news and fan sites as well as celebrities all of which accelerate the global excitement around gaming

MARKET (Continued)

Digital Media

Over the past two decades, the proliferation of the internet and mobile devices has shifted the way consumers engage with media and content, amplifying the digital media industry. According to eMarketer, consumers in the U.S. spent an average of 181 minutes accessing digital media in 2010.7 In 2020, this figure increased to 470 minutes a day, representing 160% growth. Due to, among other things, the shift in media consumption from traditional to digital and increased time consumers are spending online, advertisers have adjusted the way in which they allocate their advertising budgets.8 According to eMarketer, USD$90 billion was spent globally on digital advertising in 2012.9 This spend increased to USD$378 billion in 2020, representing growth of 319%. Digital advertising is expected to grow to USD$646 billion by 2024.10

Specifically, with regards to gaming, digital media has become an increasingly important component of the industry. Gamers are now allocating significant time to gaming outside of playing their favorite titles, choosing to watch gaming video content, following esports teams and joining forums / blogs. According to Nielsen, 77% and 71% of Gen Z and Millennial gamers also consume Gaming Video Content, respectively.11 According to YouTube, viewers watched an approximately 50 billion hours of Gaming Video Content on its platform in 2018, doubling to approximately 100 billion in 2020.12 Additionally, the number of gaming-related tweets increased from approximately 218 million in 2017 to over 2 billion in 2020, according to Twitter.13 Gamers are spending time on gaming websites containing news, reviews, videos, blog posts, tips, chats, message boards, and other content.

Viewers of Enthusiast Gaming’s network of digital media properties are both men and women ages 13 to 65+ with the majority of its users spending, on average, more than 15+ hours gaming per week. These individuals represent a highly sought-after demographic in a number of key advertising categories.

Esports

Esports, or electronic sports, is the evolution of video gaming. “Esports” typically refers to competitive gaming whereby gamers can, individually or in teams, compete against one another. Spectators can typically observe these competitions via different platforms online or in person at live events. The advent of online platforms, such as Twitch, has allowed more and more spectators to watch competitions globally from anywhere in the world and has contributed to the growth in the popularity of esports. Competitive gamers can now participate in regulated leagues, tournaments or other competitions and matches, for various different games on different entertainment systems. Further, competitive gamers, teams, team managers, streamers, game developers, viewing platforms and other participants in the esports industry are able to monetize the attention through different means, including through viewer subscriptions and marketing sponsorships.

Esports is an important component of online video gaming content. Most notably, esports turns competitive video-gaming into a spectator sport. Thousands of viewers will attend live events to watch professional video game players compete in tournaments. Additionally, these tournaments are often streamed online, with viewers logging on to watch from their computers, tablets or mobile devices.

[7]	Based on data provided by eMarketer as of January 2021.
[8]	Based on data provided by eMarketer as of January 2021 and March 2021.
[9]	Based on data provided by eMarketer as of March 2021.
[10]	Based on data provided by eMarketer as of March 2021.
[11]	Based on Nielsen’s 2019 Millennials on Millennials: Gaming Media Consumption Report.
[12]	Based on an article published by The Verge on December 8 2020 titled “YouTube Gaming had its best year ever with more than 100 billion hours watched” and an article published by YouTube on December 8 2020 titled “2020 is YouTube Gaming’s biggest year ever: 100B watch time hours”.
[13]	Based on articles published by Twitter on February 15 2018 and January 11 2021 titled “Gaming and esports are happening on Twitter” and “Over 2 Billion Gaming Tweets in 2020!”, respectively.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

SIGNIFICANT ANNOUNCEMENTS DURING THE FIRST QUARTER OF 2021 AND SUBSEQUENT TO THE FIRST QUARTER

Date	Description
January 4, 2021	The Company announced that its owned and exclusive digital media property has been listed in the newly released Comscore ranking of Top 100 Properties in the United States. The ‘Comscore 100’ represents the largest owners of digital content across the internet, from social media to search to ecommerce giants such as Google Sites, Facebook and Amazon Sites. The list is a significant milestone for direct advertising sales, and also serves as a filter within programmatic ad buying platforms to ensure brands run on the highest-quality web sites.
January 18, 2021	The Company announced that it has signed Samsung to an integrated sponsorship deal, leveraging Enthusiast Gaming’s media, content, esports and entertainment platforms. The multi-platform sponsorship will utilize the breadth of Enthusiast Gaming’s reach in the coveted Gen Z and Millennial demographics, to help drive awareness and market share for Samsung’s gaming-focused computing components and accessories.
January 20, 2021	The Company announced the voting results for the election of its Board of Directors, which took place at the Company’s Annual General and Special Meeting of Shareholders (“AGSM”) held on January 20, 2021. All nominees as set forth in the Company’s management information circular dated December 23, 2020 (“Circular”) were elected as directors of Enthusiast Gaming at the AGSM. The shareholders of the Company approved and ratified the adoption of a proposed stock option plan, the grant of 743,671 options as described in the Circular, approved and ratified the adoption of a proposed Share Unit Plan and the grant of 1,251,162 restricted share units.
January 22, 2021	The Company announced that it has issued notice to the holders of the Company’s convertible debentures (the “Debentures”) to exercise the Company’s option to convert the outstanding Debentures into common shares of the Company. The Debentures were set to mature on December 31, 2021. Upon completion of the conversions, the principal amount outstanding on the date of the notice of $6 million will be converted into approximately 1,978,109 common shares.
February 10, 2021	The Company announced it has offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250.
February 16, 2021	The Company announced that it has signed exclusive monetization agreements with nine new leading video game fan communities.
February 24, 2021	The Company announced the upcoming launch of a new premium online publication dedicated to the growing needs of today’s esports fan. Combining content elements from the Company’s two existing esports coverage outlets, Upcomer and Daily Esports, Enthusiast Gaming will relaunch one unified esports publication later this spring. The new publication, which will operate as Upcomer, will leverage its existing user and prediction engine, to create one of the most complete esports fan engagement experiences. The publication’s content suite will include, but not limited to, news and editorial, long-form features, in-depth interviews, video documentary series, and fantasy leagues
March 2, 2021	The Company announced record breaking registration at its most recent mobile games virtual event, Pocket Gamer Connects Digital #5 (“PGCD #5”), demonstrating the Company’s continued success pivoting its events and entertainment business to be able to thrive in a virtual format.
March 17, 2021	The Company announced that it has entered into a binding term sheet to acquire Vedatis SAS (“Vedatis”), owners of Icy Veins (www.icy-veins.com), for European Euro €7,000,000 in cash and stock, plus an earnout subject to certain milestones being achieved. Completion of the acquisition is conditional upon Enthusiast Gaming and Vedatis entering into a definitive agreement as well as the satisfaction of a number of customary conditions, including due diligence and TSX approval and is expected to close in Q2 2021. Icy Veins is one the largest independent Activision Blizzard fan communities generating over 3 billion lifetime views of content. The platform provides news and strategy guides for leading franchises like World of Warcraft, Diablo, Heroes of the Storm, Hearthstone and Overwatch.
March 22, 2021	The Company announced that it has signed an integrated partnership deal with TikTok, the leading destination for short-form mobile video. TikTok will leverage Enthusiast Gaming’s vast platform of

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Three Months Ended March 31, 2021

video game and esports fan communities to help drive adoption and bridge the integration of TikTok within the gaming and esports industry.
April 7, 2021	The Company announced it has signed an integrated and strategic partnership deal with ESPAT TV. ESPAT TV will leverage Enthusiast Gaming’s reach into the GenZ and Millennial demographics, utilizing the Company’s integrated platform of fan communities to engage with a wider audience.
April 9, 2021	The Company announced its esports organization, Luminosity Gaming, was ranked by Streams Charts as the most popular esports community on Twitch in March 2021, with 40 million hours watched, outpacing the runner up by more than 15 million hours.
April 13, 2021	The Company filed a Registration Statement on Form 40-F with the United States Securities and Exchange Commission (“SEC”). Enthusiast Gaming will become a reporting issuer in the United States following effectiveness of the Form 40-F, in addition to being a reporting issuer in Canada. A copy of the Form 40-F is available on EDGAR and the Company’s website at www.enthusiastgaming.com.
April 20, 2021	The Company announced that its common shares have been approved for listing on the Nasdaq Global Select Market (“Nasdaq”) under the trading ticker symbol “EGLX.” The Nasdaq Global Select Market is the highest listing tier of the Nasdaq Stock Market’s three-tier market classification. Trading on the Nasdaq commenced at market open on April 21, 2021. The Company will continue to maintain the listing of its common shares on the TSX under the symbol “EGLX”.
April 23, 2021	The Company announced that NFL superstar, Silicon Valley advisor and community leader, Richard Sherman has been appointed to its Board of Directors.
April 26, 2021	The Company announced it has signed a partnership deal with ExitLag. ExitLag will be using Enthusiast Gaming’s extensive reach into the video gaming and esports market as the Latin American software developer seeks to make an impactful debut in the US with its proprietary technology to improve routing connections for gamers.
May 6, 2021	The Company filed a final short form base shelf prospectus (the “Shelf Prospectus”) with the securities commissions in each of the provinces of Canada, excluding Quebec, and a corresponding registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System. The Shelf Prospectus and corresponding Registration Statement will allow the Company to undertake offerings of common shares, preferred shares, debt securities, warrants, units and subscription receipts (collectively, the “Securities”), or any combination thereof, up to an aggregate total of CAD$250 million from time to time during the 25-month period that the final short form base shelf prospectus remains effective. The Securities may be offered in amounts, at prices and on terms to be determined at the time of sale. The specific terms of any offering of Securities, including the use of proceeds from any offering, will be set forth in one or more shelf prospectus supplement(s) to be filed with applicable securities regulators.
May 10, 2021

The Company announced that it has closed the previously-announced acquisition (“Acquisition”) of Vedatis SAS (“Vedatis”), which owns Icy Veins (www.icy-veins.com) for €7,000,000 (the “Purchase Price”) million in cash and stock, plus an Earn-out (the “Earn-out”) subject to certain conditions described below.

Upon closing of the Acquisition, the Company made a cash payment of €3,500,000 and issued 226,563 common shares in the capital of the Company (the “Common Shares”) for an aggregate value of €5,000,000. At the option of the Company, €750,000 of the €2,000,000 balance of the Purchase Price, which is payable on the first anniversary of the closing date, may be settled by way of issuing additional Common Shares. The Common Shares are subject to a contractual lock-up with 33.33% released six (6) months following the closing date, 33.33% released twelve (12) months following the closing date, and 33.33% released eighteen (18) months following the closing date. In addition, the vendors are eligible to an Earn-out payment, subject to certain conditions, equal to the sum of EBITDA of the purchased business (excluding new business generated by the Company), for the four (4) best consecutive calendar quarterly periods within the sixteen (16) consecutive calendar quarterly periods immediately following the closing date.

Icy Veins is one the largest independent Activision Blizzard fan communities generating over 3 billion lifetime views of content and was founded in 2011 by Damien Thivolle and Vlad-Matei Mladin. The

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Three Months Ended March 31, 2021

platform provides news and strategy guides for leading franchises like World of Warcraft, Diablo, Heroes of the Storm, Hearthstone and Overwatch.

OVERALL PERFORMANCE

Comparative Q1 2020 results below were prior to the acquisition of Omnia. Omnia was acquired on August 30, 2020.

Summary of Financial and Operating Results

For the Three Months Ended March 31, 2021 and 2020

Selected financial information for the Company for the indicated period is provided below:

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
	$	$
Total revenue (a, b, c)	30,022,335	7,134,366
Cost of sales (a, b, c)	24,091,327	3,841,107
Gross profit	5,931,008	3,293,229
Interest income	(18,320)	(61,523)
Operating expenses	18,734,942	7,325,729
Net loss and comprehensive loss for the period	(13,517,426)	(5,364,312)
Net loss and comprehensive loss for the period per share – basic and diluted	(0.12)	(0.07)

Revenue for the three months ended March 31, 2021 and 2020, was $30,022,335 and $7,134,336, respectively. The table below provides a breakdown of revenue for the indicated period:

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
	$	$
Media and content (a)	26,978,187	3,426,405
Esports and entertainment (b)	1,227,424	2,496,794
Subscriptions (c)	1,816,724	1,211,137
Total revenue	30,022,335	7,134,336

(a)	Media and content revenue consists of advertising revenue on the Company’s web and video platforms, and content licensing revenue. The web platform relates to Enthusiast Properties and the video platform relates to Omnia. The increase in media and content revenue in Q1 2021 is mainly attributable to the acquisition of Omnia which occurred in Q3 2020. Q1 2021 media and content revenue attributable to Omnia is $20.7 million. Q1 2021 media and content revenue excluding Omnia is $6.3 million, which increased $2.9 million compared to $3.4 million in Q1 2020. The increase in media and content revenue from Q1 2020, when excluding Omnia, is mainly due to an increase in direct sales attributable to the web platform, a net increase of 12 new partner websites added to the web platform in Q1 2021 which caused an increase in pageviews, and an RPM which was 25.8% higher in Q1 2021 as compared to Q1 2020. Total pageviews in Q1 2021 were 2.6 billion compared to 2.3 billion in Q1 2020. The new partner websites added to the web platform have more favourable commercial terms for the Company when compared to legacy partner websites, resulting in lower cost of sales as a percentage of media and content revenue attributable to the web platform. This impact was significantly offset by the acquisition of Omnia in Q3 2020. The video platform has higher cost of sales as a percentage of revenue when compared to the web platform, and the video platform generates significantly more revenue than the web platform, which is the main driver for the change in gross profit as a percent of total revenues from 46.2% in Q1 2020 to 19.8% Q1 2021. Video views were 7.3 billion in Q1 2021, compared to 6.9 billion in Q1 2020 which was prior to the acquisition of Omnia.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)

(b)	Esports revenue is generated through the provision of management services to other esports entities, sponsorships, prize money, merchandise sales, and other esports related sources. Entertainment revenue mainly relates to Pocket Gamer Connects mobile gaming events which occur throughout each year and the EGLX event which occurs in Q4 of each year. The decrease in esports and entertainment revenue was caused by entertainment revenue decreasing from $1.9 million in Q1 2020 to $0.3 million in Q1 2021, a decrease of $1.6 million. This decrease is mainly due to the Company’s largest annual event (by revenue), Pocket Gamer Connects London, not being held as a live event in January 2021 due to public health restrictions in the United Kingdom relating to the COVID-19 pandemic. In Q1 2021, Pocket Gamer Connects London was held as a virtual event while in Q1 2020 it was a live event. This resulted in significantly less revenue earned from Pocket Gamer Connects London 2021 compared to the same event in 2020 as the selling price for attendance at virtual events is considerably lower than live events, and there are less sponsorship opportunities for virtual events. The move to virtual events also results in a decrease in cost of sales as costs incurred for virtual events are significantly less than live events. Esports revenue increased to $0.9 million in Q1 2021 compared to $0.6 million in Q1 2020. The increase is attributable to sponsorship revenue earned in Q1 2021 of $0.5 million compared to $Nil in Q1 2020. This was offset by $Nil buy-out revenue being earned in Q1 2021, compared to $0.2 million of buy-out revenue in Q1 2020.

(c)	Subscription revenue is generated from paid subscribers on the Company’s web properties TSR, The Escapist, and Siliconera. The increase in subscription revenue is attributable to an increase in paid subscribers on TSR. The Company had approximately 92,000 paid subscribers as at March 31, 2020, this number increased to approximately 137,000 paid subscribers as at March 31, 2021. TSR’s subscribers pay on average approximately USD$4 per month to access its VIP features. The cost of sales attributable to subscription revenue is nominal.

Operating expenses for the three months ended March 31, 2021 and 2020 were $18,734,942 and $7,325,729 respectively. The table below provides a breakdown of operating expenses for the indicated period:

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
	$	$
Professional fees (a)	737,496	286,242
Consulting fees (b)	1,310,627	1,207,650
Advertising and promotion (c)	1,042,354	273,886
Office and general (d)	706,945	986,468
Salaries and wages (e)	4,628,275	1,240,484
Technology support, web development and content (f)	1,394,883	934,894
Esports player, team and game expenses (g)	1,528,605	865,108
Foreign exchange gain (h)	(10,133)	(156,517)
Share based compensation (i)	5,760,036	390,373
Amortization and depreciation (j)	1,635,854	1,297,140
Total operating expenses	18,734,942	7,325,729

Notes:

(a)	Professional fees mainly relate to general corporate activities and are comprised of legal, audit, tax, and accounting fees. Professional fees increased during Q1 2021 as compared to Q1 2020 due to the February 2021 offering, the preparation for the registration of the Company with the SEC, and the preparation for the Nasdaq listing.

(b)	Consulting fees include fees pursuant to the Master Services Agreement with the Vancouver Arena Limited Partnership (see Related Party Transactions) and include management consultants, investor relations services, and technology and data evaluation services. An increase in the number of consultants caused the $0.1 million increase in consulting fees in Q1 2021 as compared to Q1 2020.

(c)	Advertising and promotion expense relates to corporate marketing, brand marketing, and brand ambassadors. Advertising and promotion fees increased in Q1 2021 by $0.8 million as compared to Q1 2020 largely due to corporate

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

and brand marketing initiatives which had not yet commenced in Q1 2020.

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)

(d)	The Company maintains two offices in Toronto, Ontario and an office in Los Angeles, California. Occupancy costs are included in office and general. Office and general costs decreased during the three months ended March 31, 2021 mainly due to initial TSX listing fees incurred Q1 2020 as the Company was listed on the TSX in January 2020, no initial listing fee was incurred in Q1 2021.

(e)	The Company has a staff of approximately 120 people as at March 31, 2021 compared to a staff of approximately 50 people as of March 31, 2020. The Company continues to hire additional staff to support its growth. A significant portion of the increase in staffing levels is attributable to the acquisition of Omnia in Q3 2020, resulting in approximately 40 additional staff being added to the Company. In addition, the increase was contributed to by the Company adding a number of senior level roles in 2020 and in Q1 2021, including a C level, and several EVP, SVP, and VP level positions. The Company also commenced an annual short-term incentive plan for employees in Q4 2020, which contributed to the increased salaries and wages. Salaries and wages also include commissions on direct sales. Increased direct sales contributed to the increase in salaries and wages as direct sales were $2.2 million in Q1 2021 compared to $0.1 million in Q1 2020.

(f)	Technology support, web development and content costs relate solely to the media and content division of the Company. The increase was contributed to by increased content costs incurred relating to the launch of Upcomer, a new premium online publication focused on esports fans, as well as other content initiatives. The increase was also contributed to by increased traffic on the Company’s web platforms. Pageviews were 2.6 billion in Q1 2021 compared to 2.3 billion in Q1 2020.

(g)	Esports player, team and game expenses relate to costs incurred in support of the Luminosity Gaming esports teams, including but not limited to player and influencer salaries, team housing and team travel. Esports player, team and game expenses increased in Q1 mainly due to increases in player and influencer salaries compared to Q1 2020. Player and influencer headcount is approximately the same in Q1 2021 compared to Q1 2020, however, the current roster is comprised of more notable players and influencers who are compensated at higher levels.

(h)	The Company and its subsidiaries commonly transact and carry assets and liabilities in currencies other than their respective functional currencies. Foreign exchange gains or losses are caused by movements in exchange rates. Therefore, the Company expects continued gains and losses due to fluctuating exchange rates.

(i)	Share-based compensation is a non-cash expense which relates to options and restricted share units granted to directors, officers, employees, and consultants of the Company, which are expensed over their respective vesting periods. Share-based compensation expense increased significantly in Q1 2021 due to options and restricted share units issued in January 2021. In January 2021 the Company issued 743,671 options and 1,251,162 restricted share units following shareholder approval of these grants at the Company’s annual general meeting. No options or restricted share units were issued in Q1 2020, and at that time, there were no restricted share units outstanding, and limited unvested stock options. The Company’s restricted share unit plan was adopted in January 2021.

(j)	Amortization and depreciation is significantly comprised of amortization of intangible assets arising from the Mergers and Acquisitions. Amortization and depreciation increased in Q1 2021 mainly due to the amortization of intangible assets recognized upon the acquisition of Omnia in Q3 2020.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

SELECT PRO FORMA OPERATING METRICS

The Company completed the acquisition of Omnia on August 30, 2020 and Enthusiast Properties on August 30, 2019. Financial results include the results of Omnia and Enthusiast Properties, as well as other acquired business, from the date of the closing of their respective acquisition transactions. On April 12, 2019 Enthusiast Properties acquired 100% of the assets of TSR. References to “pro forma” figures below will assume the acquisition of Omnia, Enthusiast Properties and TSR took place on the first day of the respective period. “Web pageviews” relate to Enthusiast Properties, “Video views” relate to Omnia, and “Paid Subscribers” relates to TSR. The Company is providing pro forma quarterly information for 2019 and 2020 as a number of mergers and acquisitions closed in the second half of 2019 and in 2020 which reduces the comparability of year-over-year figures. Information below for Q4 2020 and Q1 2021 are not “pro forma” figures.

Quarterly Select Pro Forma Operating Metrics
Pro Forma for Omnia and Enthusiast Properties Acquisitions
	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021
Total Views (millions)	8,117	8,633	8,678	9,201	12,485	10,554	9,852	9,896
Web pageviews	1,353	1,763	1,759	2,296	3,119	2,427	2,522	2,596
Video views	6,764	6,870	6,919	6,905	9,366	8,127	7,330	7,300
Paid Subscibers (thousands - as at end of period)	62	69	72	92	111	112	122	137

Web pageviews, which relate historically to Enthusiast Properties which was acquired in Q3 2019, have increased steadily over the last eight quarters. The Company continually grows existing properties and creates or acquires new properties, and adds new partner properties, to the web platform. The increase in pageviews in Q3 2019 through Q1 2020 was significantly due to additional partner web properties being added to the web platform. The significant increase in web pageviews in Q2 2020 was, in the belief of Management, caused by global stay-at-home orders being enacted by governments worldwide, combined with the closing of schools in most jurisdictions, in reaction to the COVID-19 pandemic. The Company’s audience was spending additional time on the Company’s platforms, resulting in a significant increase in pageviews. As these public health restrictions were eased in Q3 2020, the number of pageviews declined, and remained relatively constant in Q4 2020. In Q1 2021 the Company had net additions of 12 new partner properties on the web platform, which caused the increase in pageviews observed in Q1 2021.

Video views relate historically to Omnia which was acquired in Q3 2020. At the time of the acquisition of Omnia, video views were relatively steady at approximately 6.9 billion. The significant increase in video views in Q2 2020 was, in the belief of Management, caused by global stay-at-home orders being enacted by governments worldwide, combined with the closing of schools in most jurisdictions, in reaction to the COVID-19 pandemic. The Company’s audience was spending additional time on the Company’s platforms, resulting in a significant increase in video views. As these public health restrictions were eased in Q3 2020, the number of video views declined. The decline in video views continued into Q4 2020, before stabilizing in Q1 2021 at approximately 7.3 billion.

Paid subscribers relates primarily to TSR. TSR was acquired by Enthusiast Properties in Q1 2019. In Q4 2019 the Company began initiatives to increase the numbers of paid subscribers, including pricing analysis, promotional events, and marketing initiatives. The significant increase in paid subscribers in Q1 and Q2 2020 was, in the belief of Management, caused by global stay-at-home orders being enacted by governments worldwide, combined with the closing of schools in most jurisdictions, in reaction to the COVID-19 pandemic. This increased the amount of traffic on TSR, resulting in additional paid subscribers. In Q3 and Q4 2020 the Company established a team of employees focused exclusively on subscription efforts, and the Company attributes the additional increased in the number of paid subscribers observed in Q4 2020 and Q1 2021 to these initiatives.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

QUARTERLY RESULTS OF OPERATIONS

	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021
	$	$	$	$	$	$	$	$
Total revenue	-	3,007,307	9,202,019	7,134,336	7,029,096	16,328,946	42,471,103	30,022,335
Interest income	68,223	590,292	18,761	61,523	15,007	14,775	10,853	18,320
Operating expenses	1,856,371	7,808,999	15,362,369	7,325,729	7,491,479	8,177,992	12,524,904	18,734,942
Net loss and comprehensive loss	(1,788,148)	(16,139,544)	(60,156,679)	(5,364,312)	(6,549,732)	(8,033,467)	(6,949,471)	(13,565,128)
Loss per share – basic and diluted	(0.08)	(0.42)	(1.55)	(0.07)	(0.09)	(0.10)	(0.06)	(0.12)

In Q3 2019 the Company completed the Amalgamation with J55, the Acquisition of Luminosity Gaming, and the Arrangement with Enthusiast Properties, and in Q4 2019 the Company completed the acquisition of Steel Media. Prior to these transactions, the Company had limited operating activities. These transactions caused the significant increases in total revenue, operating expenses, and net loss and comprehensive loss observed in Q3 2019 and Q4 2020. In Q4 2019 the Company recognized goodwill impairment on acquisition of business of $46.2 million relating to the Acquisition and the Arrangement, which caused the significant increase in net loss and comprehensive loss in Q4 2019. In Q3 2020 the Company completed the acquisition of Omnia, which caused the significant increases in total revenue and operating expenses observed in Q3 2020 and Q4 2020.

While the significant variations in period-to-period results are as a direct result of the Mergers and Acquisitions, period-to-period results are also impacted by certain operating metrics (see Select Pro Forma Operating Metrics) and seasonality (see Seasonality). For the closing dates of the Mergers and Acquisitions, see Description of Enthusiast Gaming Holdings.

SEASONALITY

The Company’s media and content division is impacted by seasonality which is linked to advertiser spend and consumer events. Advertising seasonality is driven by two main factors, revenue per thousand impressions (“RPM”) and traffic, which are interlinked factors that are tied to seasonal periods of time throughout the year. These seasonal periods of time are linked to cultural holidays, commercial holidays or ad hoc events (e.g., election years).

Advertiser spend is impacted by their annual budgets, financial year-end date, cultural holidays, commercial holidays, ad hoc events, new brands, new campaigns and new products. Advertiser spend normally increases significantly for consumer spending events such as Black Friday, Christmas, Back to School, Valentine’s Day and Easter which result in a corresponding increase in RPM. Advertiser spend increases substantially in Q4 as Black Friday and the December holiday season approaches. Advertiser spend can differ from consumer spend as consumers have difference spending patterns and important events.

Q1 is typically the slowest part of the year as most spending occurs in Q4. As a result, Q1 normally reports the lowest media and content revenue and Q4 the highest media and content revenue. Q2 and Q3 media and content revenue varies depending on an advertiser’s financial year end, budgeted advertiser spends remaining and new brands, campaigns and products being promoted.

Due to seasonality, the results of operations for any quarter are not necessarily indicative of the results of operations for the fiscal year.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash flow for the Three Months Ended March 31, 2021

Net cash used in operating activities for the three months ended March 31, 2021, was $7,287,680 (March 31, 2020 – $4,930,645). This was significantly due to the net loss of $13,517,426, and was decreased by items not affecting cash such as amortization and depreciation of $1,635,854, share-based compensation of $5,760,036, interest and accretion of $274,083, share of loss from investment in associates of $78,418, and shares for services of $93,553 and increased by items not affecting cash such as deferred tax recovery of $79,779, a gain on the change in fair value of investments of $3,984, a gain on repayment of long-term debt of $39,502 and a foreign exchange gain of $696. These non-cash items for the three months ended March 31, 2021 were collectively offset by changes in working capital including a decrease in trade and other receivables of $4,300,825, an increase in prepaid expenses of $5,623, a decrease in loans receivable of $12,500, a decrease in accounts payable and accrued liabilities of $6,035,820 and an increase in contract liabilities of $239,881. For the three months ended March 31, 2020, net cash used in operating activities was attributable to the net loss of $5,566,683, which was decreased by items not affecting cash such as amortization and depreciation of $1,297,140, share-based compensation of $390,373, interest and accretion of $438,989 , capitalized interest and success fee of $683,595, a loss on the change in fair value of investment of $174,616, share of loss from investment in associates of $95,829 and shares for services of $46,058 and increased by items not affecting cash such as a gain on player buy-out of $204,764 and a foreign exchange gain of $69,000. These non-cash items for the three months ended March 31, 2020 which collectively were offset by an increase in trade and other receivables of $717,375, an increase in prepaids expense of $2,012, a decrease in accounts payable and accrued liabilities of $1,021,719, an increase in deferred revenue of $480,454 and a decrease in income tax receivable of $4,762.

Net cash provided by financing activities for the three months ended March 31, 2021, was $27,392,053 (March 31, 2020 – $2,149,457). This was attributable to proceeds from the issuance of shares for an offering of $39,862,514 (net of transaction costs), proceeds from the exercise of options of $594,836, proceeds from long-term debt of $944,787 which were collectively offset by repayments of long-term debt of $13,773,470 and lease payment of $236,614. For the three months ended March 31, 2020, net cash provided by financing activities was attributable to proceeds from the exercise of warrants of $2,160,342 and proceeds from the exercise of options of $49,367 which were collectively offset by lease payment of $60,252.

Net cash used in investing activities for the three months ended March 31, 2021 was $3,398 (March 31, 2020 – net cash provided of $879,893) which was due to acquisitions of property and equipment of $3,398. For the three months ended March 31, 2020, net cash provided by investing activities was attributable to proceeds from a disposal of an investment of $680,000 and proceeds from a disposal of intangible assets of $204,764 which were collectively offset by acquisitions of property and equipment of $4,871.

For the three months ended March 31, 2021 and 2020, the Company had a net increase in cash of $20,076,473 and a net decrease in cash of $1,723,519 respectively. As a result, the Company had a cash balance as at March 31, 2021 and 2020 of $24,400,296 and $11,488,203, respectively.

Liquidity

Selected financial information about the Company’s financial position as at the indicated dates is provided below:

	March 31, 2021	December 31, 2020
	$	$
Cash	24,400,296	4,323,823
Total assets	236,272,216	222,321,234
Total liabilities	53,489,144	80,450,177
Share capital, contributed surplus and accumulated other comprehensive income (loss)	294,586,030	240,156,589
Retained earnings (deficiency)	(111,802,958)	(98,285,532)
Working capital (deficiency)	21,642,243	(7,304,839)

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Liquidity (Continued)

Total liabilities at each reporting date are broken down as follows:

	March 31, 2021	December 31, 2020
	$	$
Accounts payable and accrued liabilities	17,610,564	23,602,547
Contract liabilities	1,865,475	1,625,594
Current portion of long-term debt	2,000,000	1,250,000
Current portion of deferred payment liability	-	636,600
Current portion of convertible debentures	-	7,546,453
Current portion of lease contract liabilities	540,020	578,330
Long-term debt	8,026,237	21,651,956
Long-term lease contract liabilities	2,113,162	2,308,336
Vendor-take-back loan	5,711,756	5,559,250
Deferred payment liability	539,730	529,124
Deferred tax liability	15,082,200	15,161,987
Total liabilities	53,489,144	80,450,177

During the three months ended March 31, 2021, the Company incurred a net loss and comprehensive loss of $13,565,128 (March 31, 2020 – $5,364,312) and, as of that date, the Company had accumulated a deficit of $111,802,958 (December 31, 2020 – $98,285,532) and negative cash flows from operations of $7,287,680 (March 31, 2020 – $4,930,645). Whether and when the Company can attain profitability and positive cash flows from operations is uncertain.

The Company has not yet realized profitable operations and has mainly relied on non-operational sources of financing to fund operations. Management has been able to raise sufficient funds to finance the Company’s operations, growth, and mergers and acquisition in the past and may need to continue to do so to fund these activities in the future.

As at March 31, 2021, the Company had working capital of $21,642,243, which will be used to finance operations, growth, and mergers and acquisitions over the next 12 months. The Company also has contractual liabilities of $1,865,475 (see Liquidity Risk) and other cash commitments of $657,000 (see Commitments) over the next 12 months. Subsequent to March 31, 2021, the Company paid €3.5 million (approximately $5.3 million) in relation to the acquisition of Vedatis (see Subsequent Events). The Company has also entered into an agreement to acquire Tabwire (see Subsequent Events), relating to which USD $5 million of cash is expected to be required in the next 12 months. After considering these items, Management believes that the existing working capital is sufficient to meet the Company’s requirements over the next 12 months. To the extent that further working capital is required in the next 12 months, the Company has revolving credit facilities with an aggregate principal limit amount of $14 million available to draw on. As at March 31, 2021, and as of the date of this MD&A, the balances on these revolving credit facilities are $Nil. For details on the revolving credit facilities see Note 13 of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021. The Company has not identified any legal or practical restrictions on its ability to meet its obligations.

As at March 31, 2021, the Company has current assets of $43,658,302 (December 31, 2020 - $27,934,685) to cover current liabilities of $22,016,059 (December 31, 2020 - $35,239,524).

Capital Management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and convertible debentures. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Capital Management (Continued)

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the three months ended March 31, 2021. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements aside from the covenants described in Note 13 of the condensed consolidated interim financial statements for the three months ended March 31, 2021.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern.

Bought Deal Prospectus Offering

On February 10, 2021, the Company offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250. The Company incurred cash share issuance cost of $2,589,736 relating to the offering. The net proceeds from the offering are expected to be used for future acquisitions, working capital and general corporate purposes.

The following table sets forth the anticipated use of the net proceeds received by the Company in connection with the February 10, 2021 offering:

Use of Net Proceeds
$
Reduction of long- term debt (revolving portion) (1) (2)	13,773,470
Debt servicing (3)	1,160,000
Capital expenditures (4)	1,000,0000
Unallocated working capital and future acquisitions (5)	23,929,044
Total	39,862,514

Notes:

(1)	Represents the revolving portion of the Company’s long-term debt facilities. These amounts would be available for use by the Company in future periods however the Company does not intend to draw on these facilities in the twelve-month period following the closing of the February 10, 2021 offering.

(2)	Incurred in August 2019 by GameCo for the purposes of (i) working capital and (ii) to finance future acquisitions.

(3)	Represents the estimated cash interest and other debt servicing charges to be payable by Enthusiast Gaming in relation to its outstanding long-term debt facilities (after considering the reduction) in the twelve-month period following the closing of the February 10, 2021 offering.

(4)	Represents the estimated cash capital contributions Enthusiast Gaming may provide to its investments in associates. Enthusiast Gaming can reallocate such funds in order to satisfy operating cash flow requirement if required. Failure to pay such cash capital contributions if and when requested by Enthusiast Gaming’s associates could result in certain actions including the loss of rights or a reduction in necessary equity in order to satisfy the capital call requirement which are not expected to affect Enthusiast Gaming’s available cash.

(5)	The Company intends to use $23,716,962 from the February 10, 2021 offering to pursue its growth strategies, which may include value-enhancing acquisitions and/or potential strategic partnerships, and the funding of capital and operating expenditures necessary for the Company’s growth plans as well as to strengthen its financial position. As a result of the Company’s anticipated growth and the fact that it operates in a dynamic and rapidly-evolving market, the Company does not believe it can provide meaningful approximate amounts of the proceeds that will be allocated to each of these purposes. As such, the Company has not specifically allocated these amounts among these purposes

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

as at the date of this MD&A. The Company expects that a significant portion of these amounts will be allocated to future acquisitions. Such decisions will depend on market conditions, acquisition candidates and other factors, as they evolve over time.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Bought Deal Prospectus Offering (Continued)

While the Company anticipates that it will spend the funds available to it as set forth above, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. While actual expenditures may in fact differ from these amounts and allocations, in any event the net proceeds will be used by the Company in furtherance of its business.

The Company has historically had negative cash flows from operating activities and has historically incurred net losses. The Company expects, following the February 10, 2021 offering, to be able to meets is cash needs for the twelve-month period following the February 10, 2021 offering. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows.

The Company completed the acquisition of Vedatis subsequent to March 31, 2021, see Subsequent Events.

Share Capital

Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

During the three months ended March 31, 2021:

(i)	The Company received proceeds of $594,836 from the exercise of 283,173 stock options. The fair value assigned to these stock options of $382,064 was reclassified from contributed surplus to share capital.

(ii)	The Company issued 2,835,289 common shares from the conversion of convertible debentures (see Note 14 of the condensed consolidated interim financial statements for the three months ended March 31, 2021).

(iii)	On January 20, 2021, the Company issued 429,354 common shares to settle the remaining cash payment liability to Steel Media (see Note 15 of the condensed consolidated interim financial statements for the three months ended March 31, 2021).

(iv)	On February 10, 2021, the Company offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250 (the “Offering”). The Company incurred cash share issuance cost of $2,589,736 relating to the Offering. The net proceeds from the offering are expected to be used for future acquisitions, working capital and general corporate purposes.

During the three months ended March 31, 2020:

(i)	The Company received proceeds of $2,160,342 from the exercise of 1,971,595 common share purchase warrants. The fair value assigned to these warrants of $4,939,663 was reclassified from warrant reserve to share capital.

(ii)	The Company received proceeds of $49,367 from the exercise of 131,875 stock options. The fair value assigned to these options of $439,913 was reclassified from contributed surplus to share capital.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company had the following shares and securities convertible into shares outstanding at the following dates:

	May 11, 2021	March 31, 2021	December 31, 2020
Common shares	116,159,571	115,861,797	104,930,981
Options, convertible into common shares	3,973,319	3,188,417	2,734,073
Restricted share units	2,493,739	1,251,162	-
Convertible debentures, convertible into common shares	-	-	2,835,289
Total	122,626,629	120,301,376	110,500,343

RELATED PARTY TRANSACTIONS

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Corporate Officer, President and former esports President. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation include the fair value of stock options and restricted share units vested during the period.

Compensation provided to key management during the period is as follows:

	March 31, 2021	March 31, 2020

Short-term benefits	$842,409	$334,428
Share-based compensation	5,336,435	261,875
	$6,178,844	$596,303

A summary of other related party transactions is as follows:

	March 31, 2021	March 31, 2020

Total transactions during the period:
Revenue	$624,936	$384,056

Expenses
Consulting fees	489,396	688,767
Interest and accretion	152,506	-
Share of loss from investment in associates	78,418	95,829

A summary of related party balances is as follows:

	March 31, 2021	December 31, 2020

Balances receivable (payable):
Investment in associates	$948,492	$1,026,909
Trade and other receivables	4,565,777	4,651,059
Loans receivable	134,225	148,660
Accounts payable and accrued liabilities	(907,849)	(686,480)
Contract liabilities	(54,984)	(72,343)
Vendor-take-back loan	(5,711,756)	(5,559,250)

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

RELATED PARTY TRANSACTIONS (Continued)

On August 27, 2019, the Company entered into a Management Services Agreement (the “Management SA”) with AIG eSports LP, a related party by nature of it being under the control or direction of the Chairman of the Company, as well as a Master Services Agreement (the “Master SA”) with Vancouver Arena Limited Partnership, a related party by nature of it being under the control or direction of the Chairman of Company (collectively, the “MSAs”). Pursuant to the Management SA, the Company is to provide a series of esports management services for a base compensation of $100,000 per month, plus an annual amount of USD $250,000, as well as other additional amounts receivable upon certain milestones relating to the performance of the esports teams under management. Pursuant to the Master SA, the Company receives a range of marketing and consulting services at a cost of $100,000 per month, as well as certain other costs payable upon certain milestones relating to third-party revenues generated by the Company relating to the Master SA services. The MSAs had a retroactive effective date of September 7, 2018, and contain payment-in-kind provisions whereas either party may, at its discretion, satisfy its amounts payable through the provision of its respective services. During the three months ended March 31, 2021, the Company recognized management revenue of $379,125 (March 31, 2020 - $384,056) relating to the Management SA, and recognized consulting expenses of $379,125 (March 31, 2020 - $670,339) relating to the Master SA. As at March 31, 2021, a balance of $445,914 (December 31, 2020 - $422,642) is included in trade and other receivables.

On April 6, 2020, the Company entered into an Exchange of Marketing Rights and Benefits Agreement with AIG eSports LP and Surge eSports LLC, related parties by nature of them being under the control or direction of the Chairman of the Company. Pursuant to the Exchange of Marketing Rights and Benefits Agreement the Company is to provide media advertising for AIG eSports LP and Surge eSports LLC sponsors and AIG eSports LP and Surge eSports LLC is to provide advertising for the Company. During the three months March 31, 2021, the Company recognized media advertising revenue of $16,579 (March 31, 2020 - $Nil). As at March 31, 2021, a balance of $54,984 (December 31, 2020 - $72,343) is included in contract liabilities for media advertising services to be provided by the Company.

As at March 31, 2021, a balance of $29,708 (December 31, 2020 - $30,079) and $24,229 (December 31, 2020 - $24,531) is due to AIG eSports LP and Surge eSports LLC, respectively, which is included in accounts payable and accrued liabilities.

As at March 31, 2021, trade and other receivables include $3,198,975 (December 31, 2020 - $3,238,915) of amounts advanced to Surge eSports LLC, a related party by nature of it being under the control or direction of the Chairman of the Company. The Company intends to apply these advances against future share subscriptions in Surge eSports LLC. The advances are non-interest bearing and are receivable if the Company does not obtain share subscriptions in Surge eSports LLC.

On August 30, 2020, the Company completed the acquisition of Omnia, following the acquisition Blue Ant and its affiliated companies are related parties to the Company. During the three months ended March 31, 2021, the Company earned media revenue of $229,232 (March 31, 2020 - $Nil) from Blue Ant and its affiliated companies. As at March 31, 2021, the Company has trade and other receivables of $920,888 (December 31, 2020 - $741,403) due from Blue Ant and its affiliated companies. As at March 31, 2021, the Company has accounts payable and accrued liabilities of $483,098 (December 31, 2020 - $380,152) due to Blue Ant and its affiliated companies. See Note 16 to the condensed consolidated interim financial statements for information relating to the vendor-take-back loan payable to Blue Ant.

During the three months ended March 31, 2021, the Company recognized consulting expenses of $18,551 (March 31, 2020 - $18,428) to Rivonia Capital Inc., a company in which a director of the Company is a principal. As at March 31, 2021, a balance of $14,012 (December 31, 2020 - $14,012) is included in account payable and accrued liabilities.

As a March 31, 2021, the Company has accounts payable and accrued liabilities of $188,500 (December 31, 2020 - $Nil) due to the President for services rendered.

During the three months ended March 31, 2021 the Company recognized $91,720 (March 31, 2020 - $Nil) in consulting fees relating to Board of Director and committee fees to directors and officers. As at March 31, 2021, a balance of $168,302 (December 31, 2020 - $237,706) is included in account payable and accrued liabilities.

As at March 31, 2021, the Company has other receivables due from the Chief Corporate Officer of $Nil (December 31, 2020 - $248,099) relating to proceeds receivable for warrant exercises and withholding taxes receivable for stock option exercises.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

RELATED PARTY TRANSACTIONS (Continued)

As at March 31, 2021, the Company has loans receivable due from the President and Chief Corporate Officer of $94,820 (December 31, 2020 - $96,004) and $39,405 (December 31, 2020 - $52,656) respectively. The loans receivable are non-interest bearing and due on demand.

See Note 7 of the condensed consolidated interim financial statements for information relating to an investment in associates controlled by a related party.

See Note 19 of the condensed consolidated interim financial statements for information relating to stock options issued to officers and directors of the Company.

See Note 20 of the condensed consolidated interim financial statements for information relating to restricted share units issued to officers and directors of the Company.

SUBSEQUENT EVENTS

(i)	Between April 6, 2021 and April 23, 2021, 71,211 stock options were exercised resulting in gross proceeds of $168,757 to the Company.

(ii)	On April 1, 2021, the Management SA with AIG eSports LP and Master SA with Vancouver Arena Limited Partnership was terminated, see Related Party Transactions.

(iii)	On April 13, 2021, the Company issued 855,234 stock options to directors, officers, employees and consultants of which 493,969 were issued to directors and officers. These stock options are exercisable at $8.75, expire April 13, 2026 and vest in instalments of one-third on January 1, 2022, 2023 and 2024 respectively.

(iv)	On April 13, 2021, the Company issued 1,242,577 restricted share units to directors, officers, employees and consultants of which 636,887 were issued to directors and officers. These restricted share units vest in instalments of one-third on January 1, 2022, 2023 and 2024 respectively.

(v)	On April 21, 2021 the common shares of the Company commenced trading on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “EGLX”. The Company continues to maintain the listing of its common shares on the TSX under the symbol “EGLX”.

(vi)	In May 2021, the Company acquired all of the issued and outstanding shares of Vedatis SAS (“Vedatis”), owners of the web property Icy Veins, for European Euro €7,000,000 plus an earn-out pursuant to a share purchase agreement dated May 1, 2021 (the “Vedatis SPA”). Pursuant to the terms of the Vedatis SPA, the Company agreed to (i) a cash payment of European Euro €3,500,000, subject to customary adjustments, which was paid on May 4, 2021, (ii) the issuance of European Euro €1,500,000 of common shares of the Company, for which 226,563 common shares were issued on May 4, 2021, (iii) a cash payment of European Euro €1,250,000 on the first anniversary of closing which is to be placed in escrow, and (iv) a payment of €750,000 on the first anniversary of closing which may be paid in cash or common shares at the option of the Company.

The earn-out payment, subject to certain conditions, is equal to the sum of earnings before interest, taxes, depreciation and amortization for the four best consecutive quarters of the existing Vedatis business at the time of closing excluding new business generated or enhanced by the Company. The earn-out period is for four years following the closing date. The earn-out payment will be settled half in cash and half in common shares by the Company. The earn-out payment is to be paid no later than 60 days following the completion of the earn-out period.

Management determined that the acquisition of Vedatis is a business combination in accordance with the definition in IFRS 3, Business Combinations, and will account for the transaction in accordance with this standard. As a result of the close proximity between the closing date of the business combination and the date of these condensed consolidated interim financial statements, the initial accounting for the business combination, including the purchase price allocation, is not yet complete.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

SUBSEQUENT EVENTS (Continued)

(vii)	In May 2021, the Company entered into a definitive agreement to acquire Tabwire LLC (“Tabwire”) for USD $11,000,000 in cash and common shares of the Company. Tabwire is a technology company that gives gamers the ability to login directly to view their game data in real time. Completion of the acquisition is conditional upon customary closing conditions.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

SEGMENTED INFORMATION

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues by pillar are summarized below for the three months ended March 31, 2021 and 2020:

	March 31, 2021	March 31, 2020

Media and content	$26,978,187	$3,426,405
Esports and entertainment	1,227,424	2,496,794
Subscription	1,816,724	1,211,137
	$30,022,335	$7,134,336

Revenue, in Canadian dollars, in each of these geographic locations for the three months end March 31, 2021 and 2020 are as below:

	March 31, 2021	March 31, 2020

Canada	$771,078	$621,080
USA	26,118,827	2,515,801
All other countries	3,132,430	3,997,455
	$30,022,335	$7,134,336

The non-current assets, in Canadian dollars, in each of the geographic locations as at March 31, 2021, and December 31, 2020, are as below:

	March 31, 2021	December 31, 2020

Canada	$139,411,438	$140,113,284
USA	49,363,110	50,338,388
England and Wales	3,839,366	3,934,877
	$192,613,914	$194,386,549

ADOPTION OF NEW OR AMENDED STANDARDS

No new standards, interpretations or amendments were adopted during the three months ended March 31, 2021.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised. Significant areas requiring the Company to make estimates include goodwill impairment testing and recoverability of assets, identification and valuation of intangible assets acquired in business combinations, estimated useful life of long-lived assets, income taxes, the fair value of share-based payments, right-of-use asset and lease contract liability, provisions for expected credit losses, fair value measurement of an investment not quoted in an active market and recognition of revenue on a gross versus net basis. These estimates and judgments are further discussed below:

(a)	Goodwill impairment testing and recoverability of assets

The Company has five CGUs and reviews the value in use versus the carrying value both in total and for each of the individual assets. The recoverable amount of the CGU was estimated based on an assessment of value in use using a discounted cash flow approach. In determining the estimated recoverable amounts, the Company’s significant assumptions include expected future cash flows, terminal growth rates and discount rates. The approach uses cash flow projections based upon a financial forecast approved by management, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

(b)	Identification and valuation of intangible assets acquired in business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of intangible assets. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, management with assistance from an independent valuation expert develops the fair value using appropriate valuation techniques which are based on a forecast of the total expected future net cash flows. In determining the fair value of the intangible assets at the acquisition date, the Company’s significant assumptions include the future net cash flows, royalty rates, attrition rates and in the discount rate applied.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for one year from the acquisition date.

(b)	Estimated useful lives of long-lived assets

Management reviews the useful lives of depreciable assets at each reporting date. Management assesses that the useful lives represent the expected utilization in terms of duration of the assets to the Company. Actual utilization, however, may vary due to technical obsolescence, particularly relating to website content and application and technology development.

(c)	Income taxes

At the end of each reporting period, the Company assesses whether the realization of deferred tax benefits is sufficiently probable to recognize deferred tax assets. This assessment requires the exercise of judgment on the part of management with respect to, among other things, benefits that could be realized from available income tax strategies and future taxable income, as well as other positive and negative factors. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income and benefits from available income tax strategies are lowered, or if changes in current income tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize deferred tax benefits.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

The Company’s effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower income tax jurisdictions and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which income tax losses and deductible temporary differences could be utilized. The Company’s effective income tax rate can also vary due to the impact of foreign exchange fluctuations.

(d)	Share-based payments

The fair value of all share-based payments granted are determined using the Black-Scholes option pricing model which incorporates assumptions regarding risk-free interest rates, dividend yield, expected volatility, estimated forfeitures, and the expected life of options. The Company has a significant number of options outstanding and expects to continue to make option grants.

(e)	Right-of-use assets and lease contract liability

The Company has applied judgement to determine the incremental borrowing rate and the lease term for some lease contracts in which it is a lessee that include renewal options, which significantly affects the amount of lease contract liability and right-of-use assets recognized.

(f)	Provision for expected credit losses (“ECLs”)

The Company performs impairment testing annually for trade receivables in accordance with IFRS 9. The ECL model requires considerable judgment, including consideration of how changes in economic factors affect ECLs, which are determined on a probability-weighted basis. IFRS 9 outlines a three-stage approach to recognizing ECLs which is intended to reflect the increase in credit risks of a financial instrument based on 1) 12-month expected credit losses or 2) lifetime expected credit losses. The Company measures provision for ECLs at an amount equal to lifetime ECLs.

The Company applies the simplified approach to determine ECLs on trade receivables by using a provision matrix based on historical credit loss experiences. The historical results are used to calculate the run rates of default which are then applied over the expected life of the trade receivables, adjusted for forward looking estimates.

(g)	Fair value measurement of an investment not quoted in an active market

The fair value of an investment that is not quoted in an active market requires the use of judgments and estimates by management. Management used the valuation techniques and inputs outlined in Note 6 of the condensed consolidated interim financial statements using all available data on the investment and market conditions at the date of these financial statements. Changes in these assumptions and conditions could result in changes of the reported fair value of this investment.

(h)	Recognition of revenue on a gross versus net basis

The Company follows the guidance provided in IFRS 15, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it has promised to provide the specified service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

In March 2020, the World Health Organization declared the outbreak of the novel strain of the coronavirus, specifically identified as SARS-CoV-2, to be a pandemic. Responses to the SARS-CoV-2 outbreak have resulted in governments worldwide enacting emergency measures to combat the spread of the virus, causing disruptions to business operations worldwide and a significant increase in economic uncertainty, with more volatile commodity prices and currency exchange rates, and a marked decline in long-term interest rates. These events are resulting in a challenging economic climate in which it is difficult to reliably estimate the length or severity of these developments and their financial impact. The direct and indirect impact to the Company has been considered in management’s judgments, estimates and uncertainties at year-end. Although management has determined that no significant revisions to such estimates, judgments or assumptions were required at year-end, there could be a further prospective material impact in future periods to the extent that the negative impacts from SARS-CoV-2 continue or worsen. The Company is monitoring developments of the SARS-CoV-2 outbreak and will adapt its business plans accordingly.

ACCOUNTING STANDARDS AND AMENDMENTS ISSUED BUT NOT YET APPLIED

The Company is not aware of any proposed accounting standards or amendments that would have a significant effect on the condensed consolidated financial Statements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values

The fair values of cash, investments, trade and other receivables, loans receivable, accounts payable and accrued liabilities and contract liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease contract liability, deferred payment liability, convertible debentures and vendor-take-back loan is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company’s investments. The hierarchy is summarized as:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

●	Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

●	Level 3 – inputs for assets and liabilities not based upon observable market data

As at March 31, 2021, the investment in Addicting Games is accounted for at Level 3, see note 6 to the condensed consolidated interim financial statements.

Total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	March 31, 2021	March 31, 2020

Interest income	$(18,320)	$(61,523)
Interest and accretion expense	791,314	1,325,261
Net interest expense	$772,994	$1,263,738

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk, interest rate risk and market risk.

Credit risk

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Credit Risk (Continued)

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	March 31, 2021	December 31, 2020

Trade receivables aging:
0-30 days	$11,999,021	$16,461,821
31-60 days	430,355	846,232
61-90 days	208,302	537,836
Greater than 90 days	1,383,457	737,696
	14,021,135	18,583,585
Expected credit loss provision	(58,403)	(67,466)
Net trade receivables	$13,962,732	$18,516,119

The movement in the expected credit loss provision can be reconciled as follows:

	March 31, 2021	December 31, 2020

Expected credit loss provision:
Expected credit loss provision, beginning balance	$(67,466)	$(357,920)
Increase in provision for expected credit loss	-	(28,725)
Write-offs	-	319,174
Recoveries	8,575	-
Effect of movement in exchange rates	488	5
Expected credit loss provision, ending balance	$(58,403)	$(67,466)

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision on trade receivables as at March 31, 2021:

			Over 30	Over 60
			days past	days past	Over 90 days
	Total	Not past due	due	due	past due

Default rates		0.24%	0.54%	1.08%	1.85%
Trade receivables	$14,021,135	$11,999,021	430,355	$208,302	$1,383,457
Expected credit loss provision	$58,403	$28,209	$2,333	$2,252	$25,609

All of the Company’s cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Concentration risk

The Company has one customer which makes up more than 10% of revenue, this customer accounts for approximately 60.34% (December 31, 2020 – 67.02%) of trade receivables as at March 31, 2021 and 71.48% (March 31, 2020 – 20.04%) of revenues for the three months ended March 31, 2021.

Liquidity risk

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Liquidity Risk (Continued)

The Company holds sufficient cash and working capital which is maintained through stringent cash flow management to ensure sufficient liquidity is maintained. The table below summarizes the Company’s contractual obligations into relevant maturity groups at the statement of financial position date based on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted payments.

	Less than 1	One to two	Two to three	More than
	year	years	years	three years	Total

Accounts payable and accrued liabilities	$17,610,564	$-	$-	$-	$17,610,564
Contract liabilities	1,865,475	-	-	-	1,865,475
Deferred payment liability	-	628,750	-	-	628,750
Lease contract liability	638,691	566,394	581,675	1,183,839	2,970,599
Long-term debt	2,000,000	8,000,000	-	-	10,000,000
Vendor-take-back loan	-	-	5,750,000	-	5,750,000
	$22,114,730	$9,195,144	$6,331,675	$1,183,839	$38,825,388

Foreign currency risk

A large portion of the Company’s transactions occur in foreign currencies (mainly in US dollars and UK pound sterling) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its US and UK denominated trade receivables, accounts payable and cash. As at March 31, 2021, a 10% depreciation or appreciation of the U.S. dollar and UK pound sterling against the Canadian dollar would have resulted in an approximate $123,000 and $47,000 decrease or increase, respectively, in total loss and comprehensive loss.

Interest rate risk

The Company’s long-term debt bears interest at prime rate plus 5.05%. Fluctuations in the prime rate will result in changes to the months interest expense. A change in the annual interest rate of 0.50% will result in a $50,000 change in the annual interest expense.

COMMITMENTS

In addition to the financial liabilities summarized above, the Company has the following payment commitments with respect to advertising and promotion and other contractual obligations:

Not later than one year	$657,000
Later than one year and not later than five years	75,000
$732,000

The Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, see Note 7 of the condensed consolidated interim financial statements, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions for capital calls it may be subject to certain actions including the loss of rights or a reduction in equity ownership in order to satisfy the capital call requirement.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Company’s internal control procedures, the Company’s Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed as at March 31, 2021.

There have been no material changes in the Company’s internal control over financial reporting during the three months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Disclosure Controls and Procedures

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, which is required to be disclosed by the Company in its filings or required to be submitted by the Company under securities legislation is recorded, processed and summarized and reported within specified time periods. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at March 31, 2021, and have concluded that these controls and procedures were appropriately designed.

RISKS AND UNCERTAINTIES

The securities of Enthusiast Gaming should be considered highly speculative due to the nature of the Company’s businesses and the current stage of its development. Risks and uncertainties are discussed in great detail in the Company’s Annual Information Form available on SEDAR at www.sedar.com.

The risks presented in the Annual Information Form may not be all of the risks that the Company may face. It is believed that these are the factors that could cause actual results to be different from expected and historical results. Other sections of this MD&A and the condensed consolidated financial statements for the three months ended March 31, 2021, each of which are available on SEDAR, and other filings the Company has made and may make in the future with the applicable securities authorities, include additional factors that could have an effect on the business and financial performance of the Company’s business. The market in which the Company competes is very competitive and changes rapidly. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. You should not rely upon forward-looking statements as a prediction of future results.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, is the responsibility of management. During the preparation of financial statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Board’s Audit Committee meets with management quarterly to review the financial statement results, including the MD&A, and to discuss other financial, operating and internal control matters.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2021

The Audit Committee receives a report from the independent auditors quarterly and is free to meet with them throughout the year.

ADDITIONAL INFORMATION

Additional information relating to the Company is available in the audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019. Additional information can also be found in the investors section of the Company’s website at www.enthusiastgaming.com or on the Company’s SEDAR profile at www.sedar.com including the most recently filed Annual Information Form and Management Information Circular.